N E W S R E L E A S E

July 3, 2003	Trading Symbols:
News Release 03-12	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

OWNERSHIP IN ESPERANZA SILVER CORPORATION

Vancouver, B.C. -- In accordance with regulatory requirements, Silver Standard Resources Inc. reports the acquisition of 1,860,000 common shares of Esperanza Silver Corporation ("Esperanza") in a private transaction. The shares of Esperanza are not listed or quoted on any stock exchange or market.

The shares of Esperanza were acquired by Silver Standard for investment purposes and represent an approximate 12.8% interest in Esperanza. This investment by Silver Standard will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.